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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

                    TRANSACTION STATEMENT UNDER SECTION 13(e)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
                    SECTION 13(e) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 AND RULE 13e-3 THEREUNDER

                              THE HERTZ CORPORATION
                                (Name of Issuer)

                              THE HERTZ CORPORATION
                      (Name of Person(s) Filing Statement)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   428040 1 09
                      (CUSIP Number of Class of Securities)

                               ------------------

                              Harold E. Rolfe, Esq.
              Senior Vice President, General Counsel and Secretary
                              The Hertz Corporation
                               225 Brae Boulevard
                        Park Ridge, New Jersey 07656-0713
                                 (201) 307-2000

      (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               ------------------

                                    Copy to:

                           Andrew R. Brownstein, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000






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This statement is filed in connection with (check the appropriate box):

a.     [ ]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.     [ ]   The filing of a registration statement under the Securities Act of
             1933.
c.     [X]   A tender offer.
d.     [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]



                            CALCULATION OF FILING FEE

================================================================================
        Transaction Valuation *                  Amount of Filing Fee **
            $707,567,930.50                            $141,513.59
================================================================================

* Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 19,931,491 shares of Class A Common Stock, par value $0.01 per share (the "Shares" or the "Class A Common Stock"), of The Hertz Corporation, at a purchase price of $35.50 per Share net in cash. Such number of Shares represents the 40,177,324 Shares outstanding as of December 31, 2000, less the 20,245,833 Shares already beneficially owned by Ford FSG, Inc.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 [X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:  $141,513.59
             Form or Registration No.:  Schedule TO
             Filing Parties: Ford FSG, Inc. and Ford Motor Company Date Filed: February 2, 2001


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      This Schedule 13E-3 (the "Schedule 13E-3") is filed by The Hertz
Corporation, a Delaware corporation ("Hertz").   The filing person is the
subject company. The Schedule 13E-3 relates to the tender offer by Ford FSG, Inc. (the "Purchaser"), a Delaware corporation and an indirect, wholly owned subsidiary of Ford Motor Company, a Delaware corporation ("Ford"), to purchase any and all of the outstanding publicly-held shares of Class A Common Stock at a purchase price of $35.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated February 2, 2001, as amended from time to time (the "Offer to Purchase"), and in the related Letter of Transmittal.

      The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule 13E-3. The audited financial statements of Hertz as of and for the two fiscal years ended December 31, 1998 and December 31, 1999 are hereby expressly incorporated herein by reference to Item 8 of Hertz's Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Securities and Exchange Commission (the "Commission") on March 17, 2000. The unaudited financial statements of Hertz as of and for the quarter and nine months ended September 30, 2000 are hereby expressly incorporated herein by reference to Part I, Item 1 of Hertz's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the Commission on November 14, 2000.

ITEM 16.  EXHIBITS.

EXHIBIT NO.                               DESCRIPTION
-----------                               -----------

(a)(1) Hertz Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Commission on February 2, 2001.+
(a)(2)      Offer to Purchase, dated February 2, 2001.*+
(a)(3)      Letter of Transmittal.*+
(a)(4)      Notice of Guaranteed Delivery.*+
(a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(7) Letter to Participants in The Hertz Corporation's Employee Stock Purchase Plan.*
(a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*+
(a)(9)      Summary advertisement, dated February 2, 2001.*
(a)(10) Text of press release issued jointly by Ford and Hertz, dated January 16, 2001.*
(c)(1) Opinion of Lazard Freres & Co. LLC ("Lazard") to the Special Committee of Independent Directors of the Board of Directors of The Hertz Corporation ("Special Committee") dated January 16, 2001 (included as Annex B of the Offer to Purchase).*+
(c)(2) Materials presented by Lazard to the Special Committee on January 16, 2001.*
(c)(3)      Materials presented by J.P. Morgan to Ford dated September 20,
            2000.*
(d)(1) Agreement and Plan of Merger dated January 16, 2001 by and among Ford, the Purchaser, Ford FSG II, Inc. and Hertz (included as Annex A of the Offer to Purchase).*
(d)(2) Amendment No. 1, dated as of February 14, 2001, to the Merger Agreement by and among Ford, the Purchaser, Ford FSG II, and Hertz.*
(d)(3) Car Supply Agreement between Ford and Hertz (incorporated herein by reference to Exhibit 10(b) of Hertz's Registration Statement No. 333-22517 on Form S-1).
(d)(4) Joint Advertising Agreement between Ford and Hertz (incorporated herein by reference to Exhibit 10(c) of Hertz's Registration Statement No. 333-22517 on Form S-1).
(d)(5) Corporate Agreement between Ford and Hertz (incorporated herein by reference to Exhibit 10(a) of Hertz's Current Report on Form 8-K and filed on May 1, 1997).


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(d)(6)      Tax Sharing Agreement between Ford and Hertz (incorporated herein by reference to Exhibit 10(d) of Hertz's Registration Statement No. 333-22517 on Form S-1).
(f) Section 262 of the Delaware General Corporation Law (included as Annex C of the Offer to Purchase).*+
(g)         None.
(h)         None.
------------------

* Incorporated by reference to the Schedule TO filed by Purchaser on February 2, 2001, as amended from time to time.

+ Included in copies mailed to Hertz's stockholders.














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                                         SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         THE HERTZ CORPORATION


                                         By:   /s/ Paul J. Siracusa
                                               --------------------
                                               Paul J. Siracusa
                                               Executive Vice President
                                                 and Chief Financial Officer



Dated:  February 23, 2001

















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